UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

NAVISTAR INTERNATIONAL CORPORATION

(Name of the Issuer)

Navistar International Corporation

TRATON SE

Volkswagen AG

Dusk Inc.

TRATON US Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

63934E108

(CUSIP Number of Class of Securities)

Curt Kramer Navistar International Corporation 2701 Navistar Drive Lisle, IL 60532 (331) 332-3186	Dr. Klaus Schartel TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70	Dr. Marcus Hellmann Volkswagen AG Berliner Ring 2 38440 Wolfsburg, Germany +49-5361-9-0
Do Young Kim Dusk Inc. c/o TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70	Do Young Kim TRATON US Inc. c/o TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Frank Aquila Scott B. Crofton Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	George R. Bason, Jr. Michael Davis Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	Peter Cohen-Millstein Linklaters LLP 1290 Avenue of the Americas New York, NY 10104

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,719,682,063.30	$405,817.31

*	Solely for the purpose of calculating the filing fee, the aggregate value of the transaction was calculated as the sum of: (A) 99,602,271 shares of common stock, par value $0.10 per share (the “common stock”), issued and outstanding as of December 17, 2020 less 16,629,667 shares of common stock owned by TRATON SE and its subsidiaries, multiplied by $44.50; (B) 70,182 shares of Series D Convertible Junior Preference Stock, par value $1.00 per share (the “Series D Stock”), issued and outstanding as of December 17, 2020, multiplied by 0.3125 (which is the conversion rate of Series D Stock to common stock), multiplied by $44.50; (C) 980,029 shares of common stock, which is the total of 1,346,135 shares issuable upon the exercise of the Company’s outstanding options, warrants and rights minus 306,515 restricted stock units, 31,091 deferred share units, and 28,500 premium share units, issuable upon the exercise of stock options with an exercise price of less than $44.50, multiplied by $10.34 (which is the difference between $44.50 and the weighted average exercise price of $34.16 for such options, warrants and rights); and (D) 366,106 shares of common stock underlying restricted stock units, which is the sum of 306,515 restricted stock units, 31,091 deferred share units and 28,500 premium share units, multiplied by $44.50.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act was calculated by multiplying $3,719,682,063.30 by 0.00010910.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$405,817.31	Filing Party:	Navistar International Corporation
Form or Registration No.:	Schedule 14A	Date Filed:	December 22, 2020

INTRODUCTION

This Amendment No. 4 (“Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as originally filed on December 22, 2020 and subsequently amended on January 21, 2021, January 28, 2021 and January 29, 2021, and together with all exhibits thereto, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by: (a) Navistar International Corporation, a Delaware corporation (“Navistar”), the issuer of the shares of common stock, par value $0.10 per share (the “Common Stock”) and shares of Series D Convertible Junior Preference Stock of Navistar, par value $1.00 per share (the “Series D Stock”) that are the subject of the Rule 13e-3 transaction; (b) TRATON SE, a Societas Europaea (“TRATON”); (c) Dusk Inc., a Delaware corporation and a wholly owned indirect subsidiary of TRATON (“Merger Sub”); (d) TRATON US Inc., a Delaware corporation and a wholly owned indirect subsidiary of TRATON; and (e) Volkswagen AG, a German stock corporation (“Volkswagen”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated November 7, 2020 (the “Merger Agreement”), by and among Navistar, TRATON and Merger Sub. The Merger Agreement provides that Merger Sub will merge with and into Navistar, with Navistar continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect subsidiary of TRATON (the “Merger”).

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 15. ADDITIONAL INFORMATION

(c) Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following at the end thereof:

On March 2, 2021, at a meeting of the stockholders of Navistar, stockholders of Navistar voted to: (i) approve and adopt the Merger Agreement; and (ii) approve certain compensation arrangements for Navistar’s named executive officers in connection with the Merger.

On July 1, 2021, Navistar filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective (the “Effective Time”).

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, (a) each share of Common Stock outstanding immediately prior to the Effective Time, unless otherwise provided in the Merger Agreement, was automatically canceled and converted into the right to receive $44.50 in cash, without interest (the “Common Merger Consideration”); (b) each share of Series D Stock outstanding immediately prior to the Effective Time, unless otherwise provided in the Merger Agreement, was automatically canceled and converted into the right to receive an amount in cash, without interest, equal to the portion of the Common Merger Consideration that would have been payable in respect of such share of Series D Stock had such share of Series D Stock been converted into Common Stock pursuant to the terms of the certificate of incorporation of Navistar in effect immediately prior to the Effective Time (the “Series D Merger Consideration” and, together with the Common Merger Consideration, the “Merger Consideration”); and (c) the sole share of Series B Nonconvertible Junior Preference Stock of Navistar, par value $1.00 (“Series B Stock”), issued and outstanding immediately prior to the Effective Time, was unaffected by the Merger and remains outstanding as one share of Series B Stock of the Surviving Corporation, with the same rights, powers, preferences and privileges attributable to the sole share of Series B Stock immediately prior to the Effective Time.

In addition, subject to the terms and conditions of the Merger Agreement, at or immediately prior to the Effective Time: (a) each option to purchase shares of Common Stock (each, a “Company Stock Option”) that is then outstanding under any Company Stock Plan (as defined in the Merger Agreement) (whether or not exercisable or vested) was automatically canceled, and Navistar is responsible for the payment to the holder of such Company Stock Option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Company Stock Option by (ii) the number of shares of Common Stock underlying such Company Stock Option (assuming full vesting of the Company Stock Option) had such holder exercised the Company Stock Option in full immediately prior to the Effective Time; (b) each award of Common Stock that was subject to vesting or other forfeiture conditions (each, a “Company Restricted Share”) and each restricted stock unit entitling the holder to delivery of shares of Common Stock, subject to satisfaction of vesting or other forfeiture conditions (together with the Company Restricted Shares, the “Company Restricted Stock Awards”) that was outstanding under any Company Stock Plan (whether or not vested), was automatically canceled, and Navistar is responsible for the payment to the holder an amount in cash equal to the product of the Merger Consideration and the number of shares of Common Stock represented by such Company Restricted Stock Award; and (c) Navistar performance cash units were amended to provide that the applicable performance conditions are deemed to have been achieved at the greater of target or actual performance, with such performance cash unit to otherwise remain outstanding subject to its existing terms and conditions. Restricted cash units whose terms provide only for service-based vesting will continue to be governed by their existing terms and conditions.

On July 1, 2021, in connection with the consummation of the Merger, Navistar (i) notified the New York Stock Exchange (the “NYSE”) of the closing date of the Merger, (ii) requested that the NYSE suspend trading of the Common Stock and the Series D Stock (together, the “Delisted Stocks”) as soon as practicable after the Effective Time and (iii) requested that the NYSE remove the Delisted Stocks from listing and file a Form 25 with the SEC to report the delisting of the Delisted Stocks from the NYSE. Navistar expects that, in accordance with its request, the NYSE will file a Form 25 on July 1, 2021 to provide notification of such delisting and to effect the deregistration of the Delisted Stocks under Section 12(b) of the Exchange Act. Navistar intends to file a Form 15 with the SEC to terminate the registration of the Delisted Stocks under the Exchange Act and to suspend its reporting obligations under the Exchange Act with respect to the Delisted Stocks.

ITEM 16. EXHIBITS

Item 16 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)	TRATON GROUP Successfully Completes Navistar Merger and Ushers in a New Era, dated as of July 1, 2021 (filed as Exhibit 99.1 to Navistar International Corporation's Current Report on Form 8-K, filed concurrently with the SEC and incorporated herein by reference)

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 1, 2021

NAVISTAR INTERNATIONAL CORPORATION
/s/ Walter G. Borst
Name: Walter G. Borst
Title: Executive Vice President and Chief Financial Officer

/s/ Curt A. Kramer
Name: Curt A. Kramer
Title: Senior Vice President and General Counsel

TRATON SE

By:	/s/ Matthias Gründler
Name: Matthias Gründler
Title: Chief Executive Officer

By:	/s/ Christian Schulz
Name: Christian Schulz
Title: Chief Financial Officer

VOLKSWAGEN AG

By:	/s/ Matthias Gründler
Name: Matthias Gründler
Title: Chief Executive Officer of TRATON SE

By:	/s/ Christian Schulz
Name: Christian Schulz
Title: Chief Executive Officer of TRATON SE

DUSK INC.

By:	/s/ Do Young Kim
Name: Do Young Kim
Title: Chairman

By:	/s/ Franz Haslinger
Name: Franz Haslinger
Title: Secretary and Treasurer

TRATON US INC.

By:	/s/ Do Young Kim
Name: Do Young Kim
Title: Chairman

By:	/s/ Franz Haslinger
Name: Franz Haslinger
Title: Secretary and Treasurer